

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

February 1, 2010

Mr. Michael C. Pearce
Chief Executive Officer
Golf Trust of America, Inc.
10 North Adger's Wharf
Charleston, SC 29401

> **Re: Golf Trust of America, Inc.**
> **Schedule 14A**
> **Filed December 18, 2009**
> **File No. 1-14494**

Dear Mr. Pearce:

We have completed our review of your preliminary proxy statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew A. Cordell, Esq.
Ward and Smith, P.A.
Via facsimile (252) 672-5477